August 19, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joseph Klinko and Jenifer Gallagher

Re:	MAG Silver Corp Form 40-F for the Fiscal Year ended December 31, 2020 Filed March 31, 2021 File No. 001-33574

Dear Mr. Klinko and Ms. Gallagher:

On behalf of our client, MAG Silver Corp. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as set forth in your letter dated August 6, 2021 (the “Comment Letter”) related to the above-referenced Form 40-F for the Fiscal Year ended December 31, 2020 (File No. 001-33574) filed with the SEC on March 31, 2021 (the “Form 40-F”).

To facilitate your review of the Company’s responses, we have reprinted each of your comments below in bold and italics followed immediately by the corresponding response of the Company.

Form 40-F for the Fiscal Year ended December 31, 2020

Exhibit 23.1, page 1

1.	We note that you have filed an auditor consent for the incorporation by reference in your registration statement on Form F-10 of their reports dated March 31, 2021 relating to your financial statements and the effectiveness of your internal control over financial reporting.

However, you would also need to obtain and file an auditor consent for the inclusion of their reports in your annual report to comply with General Instruction D(9) of Form 40-F. Please discuss this matter with your auditor to obtain and file the required consent.

The Company acknowledges the Staff’s comment and has obtained and filed a revised auditor consent in response to the Staff’s comment. Please see Exhibit 23.1 to the Company’s Amendment No. 1 to the Form 40-F.

Closing Comment

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

The Company respectfully notes this comment.

*****

We thank the Staff in advance for its consideration of the Company’s responses and trust the Staff finds that the foregoing answers are responsive to its comments. If you should have any questions or further comments with respect to the Form 40-F, please do not hesitate to contact me at (416) 504-0522.

Very truly yours,

/s/ Christopher J. Cummings

Christopher J. Cummings